UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File No. 0-53646

Novicius Corp.,

(formerly: Intelligent Content Enterprises Inc.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.	Novicius Corp., Material Change Report and News Release issued on September 1, 2017 as filed on Sedar on September 1, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 1, 2017	NOVICIUS CORP.

By: /s/ James Cassina Name: James Cassina Title: Chief Financial Officer

Item 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Novicius Corp. (formerly: Intelligent Content Enterprises Inc.) (“Novicius” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2	Date of Material Change

August 31, 2017

Item 3	News Release

Attached as Schedule “A” is a press release issued by the Company on September 1, 2017, and disseminated using Access Wire.

Item 4	Summary of Material Change

Effective August 31, 2017 the Company converted various cash advances to the Company totalling $213,781 into an aggregate of 1,187,672 common shares in the capital of the Company at a price of $0.18 per share (the “Cash Advance Conversion”).

Furthermore, the Cash Advance Conversion, along with a prior private placement completed by the Company during November 2016, triggered an obligation of the Company to issue additional securities under anti-dilution provisions (the “Anti-Dilution Securities”) negotiated in the subscription terms of a private placement that closed at fiscal year ended August 31, 2016. Accordingly, the Company issued 1,437,173 additional shares and 23,636 common share purchase warrants exercisable at $10.00 per share until November 30, 2019 as Anti-Dilution Securities at fiscal year-ended August 31, 2017.

Item 5.	Full Description of Material Change

Effective August 31, 2017 the Company converted various cash advances to the Company totalling $213,781 into an aggregate of 1,187,672 common shares in the capital of the Company at a price of $0.18 per share (the “Cash Advance Conversion”).

Furthermore, the Cash Advance Conversion, along with a prior private placement completed by the Company during November 2016, triggered an obligation of the Company to issue additional securities under anti-dilution provisions (the “Anti-Dilution Securities”) negotiated in the subscription terms of a private placement that closed at fiscal year ended August 31, 2016. Accordingly, the Company issued 1,437,173 additional shares and 23,636 common share purchase warrants exercisable at $10.00 per share until November 30, 2019 as Anti-Dilution Securities at fiscal year-ended August 31, 2017.

Pursuant to Canadian securities law, the securities issued pursuant to the Cash Advance Conversion are subject to a statutory four-month and one-day hold period expiring January 1, 2018; pursuant to U.S. securities law, the shares will be restricted pursuant to the Securities Act of 1933, as amended.

A corporation controlled by Mr. Cassina, the Chief Financial Officer and a director of the Company, participated in the Cash Advance Conversion in the amount of $103,846 which has now been converted into an aggregate of 576,922 common shares in the capital of the Company at a price of $0.18 per share. The original cash advances and the Cash Advance Conversion by the corporation controlled by Mr. Cassina constitutes a “related party transaction” as such terms are defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the cash advances and the Cash Advance Conversion with the corporation controlled by Mr. Cassina, as the cash advances and the Cash Advance Conversion by the corporation controlled by Mr. Cassina was approved by directors of the Company who are independent in connection with such transactions.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Financial Officer

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

September 1, 2017

Schedule “A”

 For immediate release

Conversion of Cash Advances to Equity

TORONTO, ON / ACCESSWIRE / September 1, 2017 / NOVICIUS CORP. (formerly: Intelligent Content Enterprises Inc. (OTCQB: NVSIF, CSE: NVS) ("Novicius" or the "Company"), announces that effective August 31, 2017 the Company converted various cash advances to the Company totalling $213,781 into an aggregate of 1,187,672 common shares in the capital of the Company at a price of $0.18 per share (the “Cash Advance Conversion”).

Furthermore, the Cash Advance Conversion, along with a prior private placement completed by the Company during November 2016, triggered an obligation of the Company to issue additional securities under anti-dilution provisions (the “Anti-Dilution Securities”) negotiated in the subscription terms of a private placement that closed at fiscal year ended August 31, 2016. Accordingly, the Company issued 1,437,173 additional shares and 23,636 common share purchase warrants exercisable at $10.00 per share until November 30, 2019 as Anti-Dilution Securities at fiscal year-ended August 31, 2017.

Pursuant to Canadian securities law, the securities issued pursuant to the Cash Advance Conversion are subject to a statutory four-month and one-day hold period expiring January 1, 2018; pursuant to U.S. securities law, the shares will be restricted pursuant to the Securities Act of 1933, as amended.

A corporation controlled by Mr. Cassina, the Chief Financial Officer and a director of the Company, participated in the Cash Advance Conversion in the amount of $103,846 which has now been converted into an aggregate of 576,922 common shares in the capital of the Company at a price of $0.18 per share. The original cash advances and the Cash Advance Conversion by the corporation controlled by Mr. Cassina constitutes a “related party transaction” as such terms are defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the cash advances and the Cash Advance Conversion with the corporation controlled by Mr. Cassina, as the cash advances and the Cash Advance Conversion by the corporation controlled by Mr. Cassina was approved by directors of the Company who are independent in connection with such transactions.

About Novicius Corp.

Novicius Corp is an emergent Media and Internet company that focuses on the experience of the website user. The Company’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

For further information, please contact:

Ritwik Uban, President

Investor Relations: NVSCorpIR@gmail.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244